

December 17, 2010

Via U.S. Mail and Fax (816-854-8500)
Mr. Alan M. Bennett
Chief Executive Officer
H&R Block, Inc.
One H&R Block Way
Kansas City, MO 64105

>   **RE: H&R Block, Inc**
>   **Form 10-K for the fiscal year ended April 30, 2010**
>   **Filed June 29, 2010**
>
>   **Form 10-Q for the quarter ended July 31, 2010**
>   **File No. 1-6089**

Dear Mr. Bennett:

     We have reviewed your response letter dated November 29, 2010 and have the following comments. As noted in our letter dated November 12, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended April 30, 2010

Note 18: Litigation and Related Contingencies, page 62

1.   We note your response to prior comment one to our letter dated November 12, 2010 and comment five to our letter dated October 12, 2010. We note that you have exposure to loss in excess of the amount accrued, pursuant to the provisions of paragraph 450-20-30-1. We also note that you believe that you are unable to determine a reasonably possible

range of potential loss for exposure to loss in excess of amounts accrued.   Given the assumptions used in determining the accrual, it is unclear why you would be unable to provide an estimate of the additional loss or range of loss that could be reasonably possible. Tell us how you determined that the accrual amount is the only amount that is reasonably possible or revise to provide a range of loss. If you continue to believe that you are unable to estimate the loss or range of possible losses, please provide proposed disclosure that explicitly states that you are unable to estimate the potential loss above your accrual that could be reasonably possible and explain why you cannot estimate a range despite your exit from the business in December 2007.

Please file all correspondence over EDGAR. You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director